                                                     The Laclede Group, Inc.
                                                            File No. 1-16681

                                 FORM U-3A-2

               Statement by Holding Company Claiming Exemption
                Under Rule U-3A-2 from the Provisions of the
                 Public Utility Holding Company Act of 1935


                           THE LACLEDE GROUP, INC.
                              (name of company)

         hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

The Laclede Group, Inc., a Missouri corporation incorporated October 18, 2000, is a holding company that directly or indirectly holds interests in the following subsidiaries, each of whom is organized under the laws of the State of Missouri, except for SM&P Utility Resources, Inc., acquired January 28, 2002 and incorporated under the laws of the State of Indiana and Laclede Capital Trust I, a Delaware statutory trust:

            a. Laclede Gas Company, a public utility that was incorporated in 1857. Its service area includes the City of St. Louis, St. Louis County, the City of St. Charles and parts of
                St. Charles County, the town of Arnold, and parts of Jefferson, Franklin, St. Francois, Ste. Genevieve, Iron, Madison and Butler Counties, all in Missouri.

            b. Laclede Pipeline Company, which operates a propane pipeline that connects Laclede Gas' propane storage facilities in St. Louis County, Missouri to propane supply terminal facilities located at Wood River and Cahokia, Illinois. Laclede Gas vaporizes the propane to supplement its natural gas supply and meet the peak demands on its distribution system.

            c. Laclede Investment LLC, which invests in other enterprises and has made loans to several joint ventures engaged in real estate development.

            d. Laclede Energy Resources, Inc., a wholly owned subsidiary of Laclede Investment, which engages in non-utility efforts to market natural gas and related activities.

            e. Laclede Gas Family Services, Inc., a wholly owned subsidiary of Laclede Energy Resources, which is a registered insurance agency in the State of Missouri, that promotes the sale of insurance-related products.

            f. Laclede Development Company, which participates in real estate developments, primarily through joint ventures.

            g. Laclede Venture Corp., a wholly owned subsidiary of Laclede Development, which offers services for the compression of natural gas to third parties who desire to use or to sell compressed natural gas in vehicles.

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            h.  Laclede Energy Services, Inc., which provides energy
                management services.

            i. SM&P Utility Resources, Inc., which is in the underground locating and marking service business.

            j. Laclede Capital Trust I, which is a Delaware statutory trust.

            The business address of the claimant and each of its subsidiaries, except Laclede Energy Resources, Inc. and SM&P Utility Resources, Inc., is:

                720 Olive Street
                St. Louis, MO 63101

            The business address of Laclede Energy Resources, Inc. is:

                68 N. Elam
                St. Louis, MO 63088

            The business address of SM&P Utility Resources, Inc. is:

                11455 N. Meridian Street, Suite 200
                Carmel, IN  46032

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         The Claimant's properties consist primarily of the utility properties of Laclede Gas. Laclede Gas' properties consist primarily of natural gas distribution systems and related facilities and local offices all in the State of Missouri. As of December 31, 2002, Laclede Gas had a natural gas storage field in Missouri designed to provide annual withdrawals of approximately 5.5 million MMBtus of gas based on the inventory level that Laclede Gas plans to maintain; a contractual right to store approximately
23.1 Bcf of natural gas in Louisiana and a liquefied propane storage cavern that has a natural gas equivalent of approximately 3 Bcf.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies.

         a. Number of kwh. of electric energy sold (at retail or wholesale), and mcf. of natural gas or manufactured gas distributed at retail.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               78,148,987 Mcf.

         b. Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              None

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         c.     Number of kwh. of electric energy and Mcf. of natural or
         manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               13,499,229 Mcf

         d. Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              100,435,306 Mcf.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               None

         b. Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               None

         c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         CLAIMANT                                    SUBSIDIARY
         --------                                    ----------
         The Laclede Group, Inc.                     Laclede Gas Company

         None                                        None


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         d.     Capitalization and earnings of the EWG or foreign utility
company during the reporting period.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              None

         e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              None.

                                  EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                                  EXHIBIT B

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                            None.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2003.

                                           The Laclede Group, Inc.



                                           By: /s/ Barry C. Cooper
                                              ------------------------------
                                           Name: Barry C. Cooper
                                                ----------------------------
                                           Title: Chief Financial Officer
                                                 ---------------------------

Corporate Seal
Attest:

/s/ Mary C. Kullman
--------------------
Mary C. Kullman





Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Mary C. Kullman
                             Corporate Secretary
                              720 Olive Street
                                  Room 1517
                             St. Louis, MO 63101




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
                                                                                                                     Exhibit A

                                         THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                                  CONSOLIDATING BALANCE SHEETS
                                                        DECEMBER 31, 2002
                                                           (UNAUDITED)
                                                      (THOUSANDS OF DOLLARS)


                                                                                              Laclede      Laclede      Laclede
                                                  The Laclede     Laclede     SM&P Utility    Pipeline   Development   Investment,
                                                  Group, Inc.   Gas Company  Resources, Inc.  Company      Company         LLC
                                                  -----------   -----------  ---------------  --------   -----------   -----------
                ASSETS
Utility Plant                                      $      -     $  998,768       $     -      $     -      $     -       $     -
    Less: Accumulated depreciation and
      amortization                                        -        398,724             -            -            -             -
                                                   --------     ----------       -------      -------      -------       -------
    Net Utility Plant                                     -        600,044             -            -            -             -
                                                   --------     ----------       -------      -------      -------       -------
Goodwill                                                  -              -        27,462            -            -             -
                                                   --------     ----------       -------      -------      -------       -------
Other Property and Investments                      333,282         27,380        11,245        2,799        4,373           736
                                                   --------     ----------       -------      -------      -------       -------
Current Assets:
    Cash and cash equivalents                         2,589          3,228           655            8          580         1,466
    Notes Receivable                                 17,606              -         6,522        1,001        4,357          (788)
    Accounts receivable - net                         3,323        142,683        15,780           49            -        17,567
    Materials, supplies, and merchandise                  -          4,582             -           38            -             -
    Natural gas stored underground for
      current use                                         -         78,578             -            -            -            25
    Propane gas for current use                           -         14,698             -            -            -             -
    Prepayments and other                                 -          7,627         2,430            -           45         3,777
    Deferred income taxes                                 -         10,459             -            -            -             -
                                                   --------     ----------       -------      -------      -------       -------
        Total Current Assets                         23,518        261,855        25,387        1,096        4,982        22,047
                                                   --------     ----------       -------      -------      -------       -------
Deferred Charges:
    Prepaid pension cost                                  -        113,095             -            -            -             -
    Regulatory assets                                     -         73,076             -            -            -             -
    Other                                             1,740          4,122             -            -           25             -
                                                   --------     ----------       -------      -------      -------       -------
        Total deferred charges                        1,740        190,293             -            -           25             -
                                                   --------     ----------       -------      -------      -------       -------
Total Assets                                       $358,540     $1,079,572       $64,094      $ 3,895      $ 9,380       $22,783
                                                   ========     ==========       =======      =======      =======       =======

          CAPITALIZATION AND LIABILITIES
Capitalization:
    Common stock and Paid-in capital               $ 84,569     $   82,579       $43,121      $   300      $ 6,211       $ 9,140
    Retained earnings (deficit)                     211,259        188,949         1,265        3,441        1,970        (5,104)
    Accumulated other comprehensive loss                  -           (339)            -            -            -             -
                                                   --------     ----------       -------      -------      -------       -------
        Total common stock equity                   295,828        271,189        44,386        3,741        8,181         4,036
    Redeemable preferred stock - Laclede Gas              -          1,266             -            -            -             -
    Obligated mandatorily redeemable preferred
      securities of subsidiary trust                 46,400              -             -            -            -             -
    Long-term debt (less sinking fund
      requirements) - Laclede Gas                         -        259,566             -            -            -             -
                                                   --------     ----------       -------      -------      -------       -------
        Total Capitalization                        342,228        532,021        44,386        3,741        8,181         4,036
                                                   --------     ----------       -------      -------      -------       -------

Current Liabilities:
    Notes payable                                    15,690        181,041             -            -            -             -
    Accounts payable                                    744         68,121         7,079          212          413        17,841
    Advance customer billings                             -         11,359             -            -            -             -
    Current portion of long-term debt                     -         25,000             -            -            -             -
    Taxes accrued                                      (269)        11,914          (401)        (151)          57         1,444
    Unamortized purchased gas adjustment                  -         16,879             -            -            -             -
    Other                                               147         29,626        12,081            -            -           120
                                                   --------     ----------       -------      -------      -------       -------
        Total Current Liabilities                    16,312        343,940        18,759           61          470        19,405
                                                   --------     ----------       -------      -------      -------       -------


Deferred Credits and Other Liabilities:
    Deferred income taxes                                 -        159,545           447           93          650          (727)
    Unamortized investment tax credits                    -          5,551             -            -            -             -
    Pension and postretirement benefit costs              -         16,391             -            -            -             -
    Other                                                 -         22,124           502            -           79            69
                                                   --------     ----------       -------      -------      -------       -------
        Total Deferred Credits and Other
          Liabilities                                     -        203,611           949           93          729          (658)
                                                   --------     ----------       -------      -------      -------       -------
Total Capitalization and Liabilities               $358,540     $1,079,572       $64,094      $ 3,895      $ 9,380       $22,783
                                                   ========     ==========       =======      =======      =======       =======


                                                                                                  The Laclede
                                                    Laclede                                     Group, Inc. and
                                                    Energy       Laclede Capital                   Subsidiary
                                                 Services, Inc.      Trust I      Eliminations     Companies
                                                 --------------  ---------------  ------------  ---------------
                ASSETS
Utility Plant                                        $   -           $     -        $       -      $  998,768
    Less: Accumulated depreciation and
      amortization                                       -                 -                -         398,724
                                                     -----           -------        ---------      ----------
    Net Utility Plant                                    -                 -                -         600,044
                                                     -----           -------        ---------      ----------
Goodwill                                                 -                 -                -          27,462
                                                     -----           -------        ---------      ----------
Other Property and Investments                           -            46,400         (379,680)         46,535
                                                     -----           -------        ---------      ----------
Current Assets:
    Cash and cash equivalents                          316                 -                -           8,842
    Notes Receivable                                     -               144          (28,842)              -
    Accounts receivable - net                           50                 -          (10,554)        168,898
    Materials, supplies, and merchandise                 -                 -                -           4,620
    Natural gas stored underground for
      current use                                        -                 -                -          78,603
    Propane gas for current use                          -                 -                -          14,698
    Prepayments and other                                -                 -                -          13,879
    Deferred income taxes                                -                 -                -          10,459
                                                     -----           -------        ---------      ----------
        Total Current Assets                           366               144          (39,396)        299,999
                                                     -----           -------        ---------      ----------
Deferred Charges:
    Prepaid pension cost                                 -                 -                -         113,095
    Regulatory assets                                    -                 -                -          73,076
    Other                                                -                 -                -           5,887
                                                     -----           -------        ---------      ----------
        Total deferred charges                           -                 -                -         192,058
                                                     -----           -------        ---------      ----------
Total Assets                                         $ 366           $46,544        $(419,076)     $1,166,098
                                                     =====           =======        =========      ==========

          CAPITALIZATION AND LIABILITIES
Capitalization:
    Common stock and Paid-in capital                 $   -           $     -        $(141,345)     $   84,575
    Retained earnings (deficit)                         21                (4)        (190,538)        211,259
    Accumulated other comprehensive loss                 -                 -                -            (339)
                                                     -----           -------        ---------      ----------
        Total common stock equity                       21                (4)        (331,883)        295,495
    Redeemable preferred stock - Laclede Gas             -                 -                -           1,266
    Obligated mandatorily redeemable preferred
      securities of subsidiary trust                     -            46,400          (47,800)         45,000
    Long-term debt (less sinking fund
      requirements) - Laclede Gas                        -                 -                -         259,566
                                                     -----           -------        ---------      ----------
        Total Capitalization                            21            46,396         (379,683)        601,327
                                                     -----           -------        ---------      ----------

Current Liabilities:
    Notes payable                                        -                 -          (28,691)        168,040
    Accounts payable                                   321                 -          (10,554)         84,177
    Advance customer billings                            -                 -                -          11,359
    Current portion of long-term debt                    -                 -                -          25,000
    Taxes accrued                                       24                 -                -          12,618
    Unamortized purchased gas adjustment                 -                 -                -          16,879
    Other                                                -               148             (148)         41,974
                                                     -----           -------        ---------      ----------
        Total Current Liabilities                      345               148          (39,393)        360,047
                                                     -----           -------        ---------      ----------


Deferred Credits and Other Liabilities:
    Deferred income taxes                                -                 -                -         160,008
    Unamortized investment tax credits                   -                 -                -           5,551
    Pension and postretirement benefit costs             -                 -                -          16,391
    Other                                                -                 -                -          22,774
                                                     -----           -------        ---------      ----------
        Total Deferred Credits and Other
          Liabilities                                    -                 -                -         204,724
                                                     -----           -------        ---------      ----------
Total Capitalization and Liabilities                 $ 366           $46,544        $(419,076)     $1,166,098
                                                     =====           =======        =========      ==========



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
                                   THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                            CONSOLIDATING BALANCE SHEETS
                                                 DECEMBER 31, 2002
                                                    (UNAUDITED)
                                                (THOUSANDS OF DOLLARS)

                                                                                                           Laclede
                                                         Laclede                                         Development
                                                       Development     Laclede Venture                     Company
                                                         Company         Corporation      Eliminations   Consolidated
                                                       -----------     ---------------    ------------   ------------
                       ASSETS
Utility Plant                                            $     -           $     -           $     -        $    -
    Less: Accumulated depreciation and
      amortization                                             -                 -                 -             -
                                                         -------           -------           -------        ------
    Net Utility Plant                                          -                 -                 -             -
                                                         -------           -------           -------        ------
Goodwill                                                       -                 -                 -             -
                                                         -------           -------           -------        ------
Other Property and Investments                             5,001             1,057            (1,685)        4,373
                                                         -------           -------           -------        ------
Current Assets:
    Cash and cash equivalents                                 11               569                 -           580
    Notes Receivable                                       5,285                 -              (928)        4,357
    Accounts receivable - net                                  -                 -                 -             -
    Materials, supplies, and merchandise                       -                 -                 -             -
    Natural gas stored underground for
      current use                                              -                 -                 -             -
    Propane gas for current use                                -                 -                 -             -
    Prepayments and other                                     45                 -                 -            45
    Deferred income taxes                                      -                 -                 -             -
                                                         -------           -------           -------        ------
        Total Current Assets                               5,341               569              (928)        4,982
                                                         -------           -------           -------        ------

Deferred Charges:
    Prepaid pension cost                                       -                 -                 -             -
    Regulatory assets                                          -                 -                 -             -
    Other                                                      -                25                 -            25
                                                         -------           -------           -------        ------
        Total deferred charges                                 -                25                 -            25
                                                         -------           -------           -------        ------
Total Assets                                             $10,342           $ 1,651           $(2,613)       $9,380
                                                         =======           =======           =======        ======

           CAPITALIZATION AND LIABILITIES
Capitalization:
    Common stock and Paid-in capital                     $ 6,211           $ 1,685           $(1,685)       $6,211
    Retained earnings (deficit)                            3,448            (1,478)                -         1,970
    Accumulated other comprehensive loss                       -                 -                 -             -
                                                         -------           -------           -------        ------
        Total common stock equity                          9,659               207            (1,685)        8,181
    Redeemable preferred stock - Laclede Gas                   -                 -                 -             -
    Obligated mandatorily redeemable preferred
      securities of subsidiary trust                           -                 -                 -             -
    Long-term debt (less sinking fund
      requirements) - Laclede Gas                              -                 -                 -             -
                                                         -------           -------           -------        ------
        Total Capitalization                               9,659               207            (1,685)        8,181
                                                         -------           -------           -------        ------

Current Liabilities:
    Notes payable                                              -               928              (928)            -
    Accounts payable                                         243               170                 -           413
    Advance customer billings                                  -                 -                 -             -
    Current portion of long-term debt                          -                 -                 -             -
    Taxes accrued                                             87               (30)                -            57
    Unamortized purchased gas adjustment                       -                 -                 -             -
    Other                                                      -                 -                 -             -
                                                         -------           -------           -------        ------
        Total Current Liabilities                            330             1,068              (928)          470
                                                         -------           -------           -------        ------

Deferred Credits and Other Liabilities:
    Deferred income taxes                                    353               297                 -           650
    Unamortized investment tax credits                         -                 -                 -             -
    Pension and postretirement benefit costs                   -                 -                 -             -
    Other                                                      -                79                 -            79
                                                         -------           -------           -------        ------
        Total Deferred Credits and Other
          Liabilities                                        353               376                 -           729
                                                         -------           -------           -------        ------
Total Capitalization and Liabilities                     $10,342           $ 1,651           $(2,613)       $9,380
                                                         =======           =======           =======        ======



                                                                         Laclede       Laclede Gas                      Laclede
                                                     Laclede             Energy           Family                     Investment LLC
                                                  Investment LLC     Resources, Inc.  Services, Inc.   Eliminations   Consolidated
                                                  --------------     ---------------  --------------   ------------  --------------
                       ASSETS
Utility Plant                                        $      -           $     -           $     -         $     -       $     -
    Less: Accumulated depreciation and
      amortization                                          -                 -                 -               -             -
                                                     --------           -------           -------         -------       -------
    Net Utility Plant                                       -                 -                 -               -             -
                                                     --------           -------           -------         -------       -------
Goodwill                                                    -                 -                 -               -             -
                                                     --------           -------           -------         -------       -------
Other Property and Investments                          8,009             1,952                 -          (9,225)          736
                                                     --------           -------           -------         -------       -------
Current Assets:
    Cash and cash equivalents                              11             1,349               106               -         1,466
    Notes Receivable                                        -              (788)            7,041          (7,041)         (788)
    Accounts receivable - net                               -            17,401               166               -        17,567
    Materials, supplies, and merchandise                    -                 -                 -               -             -
    Natural gas stored underground for
      current use                                           -                25                 -               -            25
    Propane gas for current use                             -                 -                 -               -             -
    Prepayments and other                                   -             3,777                 -               -         3,777
    Deferred income taxes                                   -                 -                 -               -             -
                                                     --------           -------           -------        --------       -------
        Total Current Assets                               11            21,764             7,313          (7,041)       22,047
                                                     --------           -------           -------        --------       -------

Deferred Charges:
    Prepaid pension cost                                    -                 -                 -               -             -
    Regulatory assets                                       -                 -                 -               -             -
    Other                                                   -                 -                 -               -             -
                                                     --------           -------           -------        --------       -------
        Total deferred charges                              -                 -                 -               -             -
                                                     --------           -------           -------        --------       -------
Total Assets                                         $  8,020           $23,716           $ 7,313        $(16,266)      $22,783
                                                     ========           =======           =======        ========       =======

           CAPITALIZATION AND LIABILITIES
Capitalization:
    Common stock and Paid-in capital                 $ 10,891           $ 7,273           $   201        $ (9,225)      $ 9,140
    Retained earnings (deficit)                       (12,098)              194             6,800               -        (5,104)
    Accumulated other comprehensive loss                    -                 -                 -               -             -
                                                     --------           -------           -------        --------       -------
        Total common stock equity                      (1,207)            7,467             7,001          (9,225)        4,036
    Redeemable preferred stock - Laclede Gas                -                 -                 -               -             -
    Obligated mandatorily redeemable preferred
      securities of subsidiary trust                        -                 -                 -               -             -
    Long-term debt (less sinking fund
      requirements) - Laclede Gas                           -                 -                 -               -             -
                                                     --------           -------           -------        --------       -------
        Total Capitalization                           (1,207)            7,467             7,001          (9,225)        4,036
                                                     --------           -------           -------        --------       -------

Current Liabilities:
    Notes payable                                       7,041                 -                 -          (7,041)            -
    Accounts payable                                    2,257            15,387               197               -        17,841
    Advance customer billings                               -                 -                 -               -             -
    Current portion of long-term debt                       -                 -                 -               -             -
    Taxes accrued                                         (71)            1,469                46               -         1,444
    Unamortized purchased gas adjustment                    -                 -                 -               -             -
    Other                                                   -               120                 -               -           120
                                                     --------           -------           -------        --------       -------
        Total Current Liabilities                       9,227            16,976               243          (7,041)       19,405
                                                     --------           -------           -------        --------       -------

Deferred Credits and Other Liabilities:
    Deferred income taxes                                   -              (727)                -               -          (727)
    Unamortized investment tax credits                      -                 -                 -               -             -
    Pension and postretirement benefit costs                -                 -                 -               -             -
    Other                                                   -                 -                69               -            69
                                                     --------           -------           -------        --------       -------
        Total Deferred Credits and Other
          Liabilities                                       -              (727)               69               -          (658)
                                                     --------           -------           -------        --------       -------
Total Capitalization and Liabilities                 $  8,020           $23,716           $ 7,313        $(16,266)      $22,783
                                                     ========           =======           =======        ========       =======

                                          THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                                CONSOLIDATING STATEMENTS OF INCOME
                                               TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                            (UNAUDITED)
                                                      (THOUSANDS OF DOLLARS)


                                                                                                             Laclede      Laclede
                                                                The Laclede     Laclede     SM&P Utility     Pipeline   Development
                                                                Group, Inc.   Gas Company  Resources, Inc.   Company      Company
                                                                -----------   -----------  ---------------   --------   -----------
Operating Revenues:
    Regulated
      Gas distribution                                            $     -       $626,051      $      -         $  -        $  -
    Non-Regulated
      Services                                                          -              -       124,939            -           -
      Other                                                             -          2,564             -          968         490
                                                                  -------       --------      --------         ----        ----
        Total Operating Revenues                                        -        628,615       124,939          968         490
                                                                  -------       --------      --------         ----        ----
Operating Expenses:
    Regulated
      Natural and propane gas                                           -        358,294             -            -           -
      Other operation expenses                                          -        111,075             -            -           -
      Maintenance                                                       -         17,943             -            -           -
      Depreciation and amortization                                     -         23,126             -            -           -
      Taxes, other than income taxes                                    -         49,571             -            -           -
                                                                  -------       --------      --------         ----        ----
        Total regulated operating expenses                              -        560,009             -            -           -
    Non-Regulated
      Services                                                          -              -       121,396            -           -
      Other                                                            14          2,633             -          848         394
                                                                  -------       --------      --------         ----        ----
        Total Operating Expenses                                       14        562,642       121,396          848         394
                                                                  -------       --------      --------         ----        ----
Operating Income                                                      (14)        65,973         3,543          120          96
Other Income and Income Deductions - Net                              364            669           (14)          10          98
Equity Income in Subsidiaries                                      29,621              -             -            -           -
                                                                  -------       --------      --------         ----        ----
Income Before Interest and Income Taxes                            29,971         66,642         3,529          130         194
                                                                  -------       --------      --------         ----        ----
Interest Charges:
    Interest on long-term debt                                          -         20,820             -            -           -
    Preferred dividends and distributions of subsidiary trust         144              -           137            -           -
    Other interest charges                                             93          4,002         1,080            -           1
                                                                  -------       --------      --------         ----        ----
        Total Interest Charges                                        237         24,822         1,217            -           1
                                                                  -------       --------      --------         ----        ----
Income Before Income Taxes                                         29,734         41,820         2,312          130         193
Income Taxes                                                           42         14,773         1,047           47         112
Dividends on Redeemable Preferred Stock - Laclede Gas                   -             63             -            -           -
                                                                  -------       --------      --------         ----        ----
Net Income Applicable to Common Stock                             $29,692       $ 26,984      $  1,265         $ 83        $ 81
                                                                  =======       ========      ========         ====        ====


                                                                                                                       The Laclede
                                                         Laclede        Laclede                                      Group, Inc. and
                                                       Investment,      Energy       Laclede Capital                   Subsidiary
                                                           LLC       Services, Inc.      Trust I      Eliminations      Companies
                                                       -----------   --------------  ---------------  ------------   ---------------
Operating Revenues:
    Regulated
      Gas distribution                                   $     -         $  -              $  -         $      -         $626,051
    Non-Regulated
      Services                                                 -            -                 -                -          124,939
      Other                                               85,499          365                 -             (110)          89,776
                                                         -------         ----              ----         --------         --------
        Total Operating Revenues                          85,499          365                 -             (110)         840,766
                                                         -------         ----              ----         --------         --------
Operating Expenses:
    Regulated
      Natural and propane gas                                  -            -                 -                -          358,294
      Other operation expenses                                 -            -                 -                -          111,075
      Maintenance                                              -            -                 -                -           17,943
      Depreciation and amortization                            -            -                 -                -           23,126
      Taxes, other than income taxes                           -            -                 -                -           49,571
                                                         -------         ----              ----         --------         --------
        Total regulated operating expenses                     -            -                 -                -          560,009
    Non-Regulated
      Services                                                 -            -                 -                -          121,396
      Other                                               83,572          331                 -             (110)          87,682
                                                         -------         ----              ----         --------         --------
        Total Operating Expenses                          83,572          331                 -             (110)         769,087
                                                         -------         ----              ----         --------         --------
Operating Income                                           1,927           34                 -                -           71,679
Other Income and Income Deductions - Net                      21            -               144             (490)             802
Equity Income in Subsidiaries                                  -            -                 -          (29,621)               -
                                                         -------         ----              ----         --------         --------
Income Before Interest and Income Taxes                    1,948           34               144          (30,111)          72,481
                                                         -------         ----              ----         --------         --------
Interest Charges:
    Interest on long-term debt                                 -            -                 -                -           20,820
    Preferred dividends and distributions of
      subsidiary trust                                         -            -               148             (285)             144
    Other interest charges                                     7            1                 -             (205)           4,979
                                                         -------         ----              ----         --------         --------
        Total Interest Charges                                 7            1               148             (490)          25,943
                                                         -------         ----              ----         --------         --------
Income Before Income Taxes                                 1,941           33                (4)         (29,621)          46,538
Income Taxes                                                 750           12                 -                -           16,783
Dividends on Redeemable Preferred Stock - Laclede Gas          -            -                 -                -               63
                                                         -------         ----              ----         --------         --------
Net Income Applicable to Common Stock                    $ 1,191         $ 21              $ (4)        $(29,621)        $ 29,692
                                                         =======         ====              ====         ========         ========

                                         THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                               CONSOLIDATING STATEMENTS OF INCOME
                                              TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                           (UNAUDITED)
                                                      (THOUSANDS OF DOLLARS)

                                                                                                                       Laclede
                                                                     Laclede                                         Development
                                                                   Development     Laclede Venture                     Company
                                                                     Company         Corporation    Eliminations    Consolidated
                                                                   -----------     ---------------  ------------    ------------
Operating Revenues:
    Regulated
      Gas distribution                                                 $  -              $  -           $  -            $  -
    Non-Regulated
      Services                                                            -                 -              -               -
      Other                                                             113               377              -             490
                                                                       ----              ----           ----            ----
        Total Operating Revenues                                        113               377              -             490
                                                                       ----              ----           ----            ----
Operating Expenses:
    Regulated
      Natural and propane gas                                             -                 -              -               -
      Other operation expenses                                            -                 -              -               -
      Maintenance                                                         -                 -              -               -
      Depreciation and amortization                                       -                 -              -               -
      Taxes, other than income taxes                                      -                 -              -               -
                                                                       ----              ----           ----            ----
        Total regulated operating expenses                                -                 -              -               -
    Non-Regulated
      Services                                                            -                 -              -               -
      Other                                                             112               282              -             394
                                                                       ----              ----           ----            ----
        Total Operating Expenses                                        112               282              -             394
                                                                       ----              ----           ----            ----
Operating Income                                                          1                95              -              96
Other Income and Income Deductions - Net                                127                 -            (29)             98
                                                                       ----              ----           ----            ----
Income Before Interest and Income Taxes                                 128                95            (29)            194
                                                                       ----              ----           ----            ----
Interest Charges:
    Interest on long-term debt                                            -                 -              -               -
    Preferred dividends and distributions of subsidiary trust             -                 -              -               -
    Other interest charges                                                1                29            (29)              1
                                                                       ----              ----           ----            ----
        Total Interest Charges                                            1                29            (29)              1
                                                                       ----              ----           ----            ----
Income Before Income Taxes                                              127                66              -             193
Income Taxes                                                             92                20              -             112
Dividends on Redeemable Preferred Stock - Laclede Gas                     -                 -              -               -
                                                                       ----              ----           ----            ----
Net Income Applicable to Common Stock                                  $ 35              $ 46           $  -            $ 81
                                                                       ====              ====           ====            ====


                                                                        Laclede      Laclede Gas                       Laclede
                                                       Laclede          Energy          Family                      Investment LLC
                                                    Investment LLC  Resources, Inc.  Services, Inc.  Eliminations    Consolidated
                                                    --------------  ---------------  --------------  ------------   --------------
Operating Revenues:
    Regulated
      Gas distribution                                 $   -              $     -        $  -           $   -           $     -
    Non-Regulated
      Services                                             -                    -           -               -                 -
      Other                                                7               85,377         115               -            85,499
                                                        ----              -------        ----           -----           -------
        Total Operating Revenues                           7               85,377         115               -            85,499
                                                        ----              -------        ----           -----           -------
Operating Expenses:
    Regulated
      Natural and propane gas                              -                    -           -               -                 -
      Other operation expenses                             -                    -           -               -                 -
      Maintenance                                          -                    -           -               -                 -
      Depreciation and amortization                        -                    -           -               -                 -
      Taxes, other than income taxes                       -                    -           -               -                 -
                                                        ----              -------        ----           -----           -------
        Total regulated operating expenses                 -                    -           -               -                 -
    Non-Regulated
      Services                                             -                    -           -               -                 -
      Other                                               22               83,437         113               -            83,572
                                                        ----              -------        ----           -----           -------
        Total Operating Expenses                          22               83,437         113               -            83,572
                                                        ----              -------        ----           -----           -------
Operating Income                                         (15)               1,940           2               -             1,927
Other Income and Income Deductions - Net                   -                   21         378            (378)               21
                                                        ----              -------        ----           -----           -------
Income Before Interest and Income Taxes                  (15)               1,961         380            (378)            1,948
                                                        ----              -------        ----           -----           -------
Interest Charges:
    Interest on long-term debt                             -                    -           -               -                 -
    Preferred dividends and distributions of
      subsidiary trust                                     -                    -           -               -                 -
    Other interest charges                               384                    1           -            (378)                7
                                                        ----              -------        ----           -----           -------
        Total Interest Charges                           384                    1           -            (378)                7
                                                        ----              -------        ----           -----           -------
Income Before Income Taxes                              (399)               1,960         380               -             1,941
Income Taxes                                            (153)                 757         146               -               750
Dividends on Redeemable Preferred Stock -
  Laclede Gas                                              -                    -           -               -                 -
                                                        ----              -------        ----           -----           -------
Net Income Applicable to Common Stock                  $(246)             $ 1,203        $234           $   -           $ 1,191
                                                        ====              =======        ====           =====           =======

                                        THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                          STATEMENT OF CONSOLIDATING RETAINED EARNINGS
                                               12 MONTHS ENDED DECEMBER 31, 2002
                                                           (UNAUDITED)
                                                     (THOUSANDS OF DOLLARS)


                                                                                            Laclede      Laclede       Laclede
                                             The Laclede      Laclede      SM&P Utility     Pipeline   Development   Investment,
                                             Group, Inc.    Gas Company   Resources, Inc.   Company      Company         LLC
                                             -----------    -----------   ---------------   --------   -----------   -----------
Balance at Beginning of Year                  $ 206,907      $ 187,305       $     -        $ 8,358       $ 1,889     $ (6,295)

Add - Net Income, per statements                 29,692         26,984         1,265             83            81        1,191
                                              ---------      ---------       -------        -------       -------     --------
                                    Total       236,599        214,289         1,265          8,441         1,970       (5,104)
                                              ---------      ---------       -------        -------       -------     --------

Deduct - Cash Dividends Declared:
    Common stock                                 25,340         25,340             -              -             -            -
    Charges to Retained Earnings                      -              -             -          5,000             -            -
                                              ---------      ---------       -------        -------       -------     --------
                                    Total        25,340         25,340             -          5,000             -            -
                                              ---------      ---------       -------        -------       -------     --------
Balance at End of Year                        $ 211,259      $ 188,949       $ 1,265        $ 3,441       $ 1,970     $ (5,104)
                                              =========      =========       =======        =======       =======     ========


                                                                                                               The Laclede
                                                Laclede                                                      Group, Inc. and
                                                Energy           Laclede Capital                               Subsidiary
                                             Services, Inc.           Trust I            Eliminations           Companies
                                             --------------      ---------------         ------------        ---------------
Balance at Beginning of Year                     $  -                  $  -              $ (191,257)           $ 206,907

Add - Net Income, per statements                   21                    (4)                (29,621)              29,692
                                                 ----                  ----              ----------            ---------
                                    Total          21                    (4)               (220,878)             236,599
                                                 ----                  ----              ----------            ---------

Deduct - Cash Dividends Declared:
    Common stock                                    -                     -                 (25,340)              25,340
    Charges to Retained Earnings                    -                     -                  (5,000)                   -
                                                 ----                  ----              ----------            ---------
                                    Total           -                     -                 (30,340)              25,340
                                                 ----                  ----              ----------            ---------
Balance at End of Year                           $ 21                  $ (4)             $ (190,538)           $ 211,259
                                                 ====                  ====              ==========            =========

                                      THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                        STATEMENT OF CONSOLIDATING RETAINED EARNINGS
                                             12 MONTHS ENDED DECEMBER 31, 2002
                                                         (UNAUDITED)
                                                    (THOUSANDS OF DOLLARS)

                                                                                                                Laclede
                                                 Laclede                                                      Development
                                               Development       Laclede Venture                                Company
                                                 Company           Corporation          Eliminations          Consolidated
                                               -----------       ---------------        ------------          ------------
Balance at Beginning of Year                     $ 3,413             $ (1,524)              $ -                 $ 1,889

Add - Net Income, per statements                      35                   46                 -                      81
                                                 -------             --------               ---                 -------
                                    Total          3,448               (1,478)                -                   1,970
                                                 -------             --------               ---                 -------

Deduct - Cash Dividends Declared:
    Common stock                                       -                    -                 -                       -
    Charges to Retained Earnings                       -                    -                 -                       -
                                                 -------             --------               ---                 -------
                                    Total              -                    -                 -                       -
                                                 -------             --------               ---                 -------
Balance at End of Year                           $ 3,448             $ (1,478)              $ -                 $ 1,970
                                                 =======             ========               ===                 =======


                                                                   Laclede       Laclede Gas                         Laclede
                                                  Laclede          Energy           Family                       Investment LLC
                                               Investment LLC  Resources, Inc.  Services, Inc.   Eliminations     Consolidated
                                               --------------  ---------------  --------------   ------------    --------------
Balance at Beginning of Year                     $ (11,852)       $ (1,009)        $ 6,566           $ -           $ (6,295)

Add - Net Income, per statements                      (246)          1,203             234             -              1,191
                                                 ---------        --------         -------           ---           --------
                                    Total          (12,098)            194           6,800             -             (5,104)
                                                 ---------        --------         -------           ---           --------

Deduct - Cash Dividends Declared:
    Common stock                                         -               -               -             -                  -
    Charges to Retained Earnings                         -               -               -             -                  -
                                                 ---------        --------         -------           ---           --------
                                    Total                -               -               -             -                  -
                                                 ---------        --------         -------           ---           --------
Balance at End of Year                           $ (12,098)          $ 194         $ 6,800           $ -           $ (5,104)
                                                 =========        ========         =======           ===           ========